UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this supplemental notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this supplemental notice.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

SUPPLEMENTAL NOTICE OF ANNUAL GENERAL MEETING

Reference is made to the notice (the “Notice”) of the annual general meeting of the Company for the year 2010 (the “AGM”), which was dated 12 May 2011 and set out the time and the venue of the AGM and the resolutions (the “Original Resolutions”, each an “Original Resolution ”) to be proposed before the AGM for approval by the shareholders of the Company (the “Shareholders”). Unless otherwise stated, the terms used herein shall have the same meanings as those defined in the Notice.

Subsequent to the despatch of the Notice, the Company received from 中國東方航空集團公司 (China Eastern Air Holding Company) (“CEA Holding”), the controlling shareholder of the Company, notice of its intention to propose three additional resolutions for consideration and approval at the AGM.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN THAT , in addition to Original Resolutions, (i) the following resolutions will be included in the Notice as newly added resolutions numbered 6, 7 and 8 (the “New Resolutions”) for approval by the Shareholders by way of ordinary resolution at the AGM; and (ii) the Original Resolution numbered 6 will be renumbered as the resolution numbered 9. Save for (i) the inclusion of the New Resolutions as set out in this supplemental notice and (ii) the renumbering of the Original Resolutions, all information and contents set out in the Notice remain unchanged.

ORDINARY RESOLUTION

6.
“THAT, to consider and approve by way of ordinary resolution (i) the issue (the “Bond Issue”) of offshore RMB denominated bonds (the “RMB Bonds”) by Eastern Air Overseas (Hong Kong) Corporation Limited ( 東航海 外（香 港 ）有限公 司 ) (“CEA Hong Kong”), a wholly-owned subsidiary of the Company and (ii) the provision of guarantee by the Company in respect of the Bond Issue by CEA Hong Kong; and to authorize the President of the Company to deal with all relevant matters in relation to the Bond Issue.

Particulars of the Bonds Issue, if proceeded, are as follows:

(a)	Issuer	:	CEA Hong Kong

(b)	Guarantor	:	the Company

(c)	Aggregate principal amount	:	not exceeding RMB8,000,000,000

(d)	Maturity period	:	up to 5 years

(e)	Use of proceeds	:	corporate daily operation

(f)	Summary of the proposal	:	the issue of the RMB Bonds in a single series or multiple series depending on market conditions

(g)	Scope of guarantee	:	principal amount of the RMB Bonds and interests and expenses payable for enforcing the principal amount

(h)	Term of guarantee	:	subject to the issuer having satisfied all its payment obligations under the RMB Bonds, the term of guarantee will end upon expiration of the maturity period in relation to the RMB Bonds

(i)	Government approval	:	the matters referred to in this resolution are subject to the approvals from the relevant PRC government authorities”

7.
“THAT to consider and elect Mr. Li Yangming as a director of the sixth session of the Board with a term which would be the same as the current session of the Board; and to agree that Mr. Luo Chaogeng will cease to serve as a director of the Company due to old age with effect from the date, on which the new director is appointed by the Company.”

Please refer to note 1 for the biographical details of Mr. Li Yangming.

8.
“THAT to consider and elect Mr. Yu Faming as a supervisor of the sixth session of the supervisors committee of the Company (the “Supervisors Committee”) with a term which would be the same as the current session of the Supervisors Committee; and to agree that Ms. Liu Jiangbo will cease to serve as a supervisor of the Company due to old age with effect from the date, on which the new supervisor is appointed by the Company.”

Please refer to note 2 for the biographical details of Mr. Yu Faming.

NEW PROXY FORM

Since the proxy form for the AGM (the “Old Proxy Form”) sent together with the Notice does not contain the New Resolutions as set out in this supplemental notice to be approved at the AGM, a new proxy form for the AGM (the “New Proxy Form”) has been prepared and is enclosed with this supplemental notice.

You are requested to complete and return the New Proxy Form in accordance with the instructions printed thereon to Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time appointed for holding the AGM or any adjournment thereof (the “Closing Time”).

A Shareholder who has not yet lodged the Old Proxy Form with the Company’s registrar is requested to lodge the New Proxy Form if he or she wishes to appoint proxies to attend the AGM on his or her behalf. In this case, the Old Proxy Form should not be lodged with the Company’s registrar.

A Shareholder who has already lodged the Old Proxy Form with the Company’s registrar should note that:

(i)
If no New Proxy Form is lodged with the Company’s registrar, the Old Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain on any resolution properly put to the AGM other than those referred to in the Notice and the Old Proxy Form, including the newly added resolutions as set out in this supplemental notice.

(ii)
If the New Proxy Form is lodged with the Company’s registrar before Closing Time, the New Proxy Form will revoke and supersede the Old Proxy Form previously lodged by him or her. The New Proxy Form will be treated as a valid proxy form lodged by the Shareholder if correctly completed.

(iii)
If the New Proxy Form is lodged with the Company’s registrar after the Closing Time, the New Proxy Form will be invalid. However, it will revoke the Old Proxy Form previously lodged by the Shareholder, and any vote that may be cast by the purported proxy (whether appointed under the Old Proxy Form or the New Proxy Form) will not be counted in any poll which may be taken on a proposed resolution. Accordingly, Shareholders are advised not to lodge the New Proxy Form after the Closing Time. If such Shareholders wish to vote at the AGM, they will have to attend in person and vote at the AGM themselves. Shareholders are reminded that completion and delivery of the Old Proxy Form and/or the New Proxy Form will not preclude Shareholders from attending and voting in person at the AGM or at any adjourned meeting should they so wish.

CHANGE OF DIRECTOR

Subsequent to the despatch of the Notice, the Company received from CEA Holding, the controlling shareholder of the Company, notice of its intention to nominate Mr. Li Yangming as a director of the sixth session of the Board. The appointment is subject to the approval of the respective resolution by the Shareholders at the AGM. Please refer to note 1 for biographical details of Mr. Li Yangming.

In addition, Mr. Luo Chaogeng will cease to serve as a director of the Company and the chairman and a member of the Planning and Development Committee of the Company due to old age with effect from the date, on which the new director of the Company has been appointed. Mr. Luo Chaogeng has confirmed that there is no disagreement between him and the Board and there is no matter relating to his resignation that needs to be brought to the attention of the Shareholders.

The Board would like to express its sincere gratitude to Mr. Luo Chaogeng for his loyalty and diligence during his tenure of offices.

CHANGE OF SUPERVISOR

Subsequent to the despatch of the Notice, the Company received from CEA Holding, the controlling shareholder of the Company, notice of its intention to nominate Mr. Yu Faming as a supervisor of the sixth session of the Supervisors Committee. The appointment is subject to the approval of the respective resolution by the Shareholders at the AGM. Please refer to note 2 for biographical details of Mr. Yu Faming.

In addition, Ms. Liu Jiangbo will cease to serve as a supervisor of the Company and the Chairlady of Supervisor Committee due to old age with effect from the date, on which the new supervisor of the Company has been appointed. Ms. Liu Jiangbo has confirmed that there is no disagreement between her and the Board and the Supervisors Committee and there is no matter relating to her resignation that needs to be brought to the attention of the Shareholders.

The Supervisors Committee would like to express its sincere gratitude to Ms. Liu Jiangbo for her loyalty and diligence during his tenure of offices.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

As at the date hereof, the Directors are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
14 June 2011

Notes:

1.	Biographical details of Mr. Li Yangming are set out as follows:

Mr. Li Yangmin, aged 48, is a Party Secretary, Vice President and Safety Controller of the Company, a Party Member of CEA Holding, and the chairman of 東方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation), a director of Shanghai Airlines Co., Ltd. and a director of China Cargo Airlines Co., Ltd.. Mr. Li participated in the civil aviation industry in 1985. He was the deputy head of the workshop, head of technology office and secretary of the workshop branch of the Aircraft Maintenance Workshop of China Northwest Airlines (西北航空公司飛機維修廠) and the deputy general manager of the aircraft maintenance base (維修基地) and the manager of air route department (航線部) of China Northwest Airlines (西北航空公司). From June 2002 to March 2004, he was the general manager of the aircraft maintenance base of China Eastern Air Northwest Company. From March 2004 to October 2005, he was the vice president and a member of the standing committee to the party committee of China Eastern Air Northwest Company. Since October 2005, he has been a vice president of the Company. Since July 2010, he has also been the Safety Controller of the Company. Mr. Li also served as a director of China Cargo Airlines Co., Ltd. from August 2008, the chairman of 東方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) from July 2010, and a director of Shanghai Airlines Co., Ltd. from September 2010. Mr. Li is currently the Party Secretary, Vice President and Safety Controller of the Company and a Party Member of CEA Holding. Mr. Li graduated from North Western Polytechnical University, holding a master degree. He is a qualified senior engineer.

As at the date of this supplemental notice, Mr. Li Yangmin has a personal interest in 3,960 A shares of the Company.

As far as the directors of the Company are aware, save as disclosed in the above, (i) Mr. Li Yangming has not held any other position with the Company and its subsidiaries; (ii) Mr. Li Yangmin has not held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Li Yangmin has not held other major appointments and professional qualifications preceding the date of this supplemental notice; (iv) Mr. Li Yangmin does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this supplemental notice, Mr. Li Yangmin does not have, and is not deemed to have, any other interest in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Li Yangmin has not entered into any service contract with the Company in the capacity as a proposed director of the Company. The remuneration of Mr. Li Yangmin is determined according to the remuneration policy of the Company, and his responsibilities and the prevailing market conditions.

The terms of office of Mr. Li Yangming is the same as the current session of the Board.

Save as disclosed in this supplemental notice, the Board is not aware of any other matters in relation to the appointment of Mr. Li Yangmin which are required to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and any other matter that need to be brought to the attention of the Shareholders.

2.	Biographical details of Mr. Yu Faming are set out as follows:

Mr. Yu Faming, aged 56, is currently a Party Member and the head of the Disciplinary and Supervisory Committee of CEA Holding. He served as officer of the Institute of Labour Science, officer of the Office Secretariat of the General Office and deputy division chief of the research and study division of the Policy Research Department under the Ministry of Labour and Human Resources of the PRC from October 1982 to October 1988. He also served as head of General Affair Division of the Department of Policy, Law and Regulation under the Ministry of Labour of the PRC from October 1988 to December 1990. He was manager and deputy manager of Integrated Planning Department of China Star International Economic and Technical Cooperation Corporation (中國四達國際經濟技術合作公司) from December 1990 to October 1996. He served as the deputy head of the Institute of Labour Science under the Ministry of Labour of the PRC from October 1996 to July 1998, deputy head of the Institute of Labour Science under the Ministry of Labour and Social Security of the PRC from July 1998 to May 2001, head of the Institute of Labour Science under the Ministry of Labour and Social Security of the PRC from May 2001 to March 2002, director of the Training and Employment Department under the Ministry of Labour and Social Security of the PRC from March 2002 to June 2008, and director of the Employment Department under the Ministry of Human Resources and Social Security of the PRC from June 2008 to May 2011. Since May 2011, Mr. Yu has served as a Party Member and the head of the Disciplinary and Supervisory Committee of CEA Holding. Mr. Yu Faming graduated from the Faculty of Philosophy of Shandong University, and holds the title of deputy researcher.

As far as the directors of the Company are aware, save as disclosed in the above, (i) Mr. Yu Faming has not held any position with the Company and its subsidiaries; (ii) Mr. Yu Faming has not held any directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Yu Faming has not held other major appointments and professional qualifications preceding the date of this supplemental notice; (iv) Mr. Yu Faming does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this supplemental notice, Mr. Yu Faming does not have, and is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Yu Faming has not entered into any service contract with the Company in the capacity as a proposed supervisor of the Company. Mr. Yu will not receive from the Company any remuneration as a supervisor of the Company.

The terms of offices of Mr. Yu Faming is the same as the current session of the Supervisors Committee.

Save as disclosed in this supplemental notice, the Board is not aware of any other matters in relation to the appointment of Mr. Yu Faming which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that need to be brought to the attention of the Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 13, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary